

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 19, 2006

Joel H. Rassman
Executive Vice President
Toll Brothers Finance Corp.
250 Gibraltar Road
Horsham, PA 19044

**Re: Toll Brothers Finance Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 13, 2006
File No. 333-128683
Form 10-K for Fiscal Year Ended October 31, 2005
Filed January 13, 2006
File No. 1-9186**

Dear Mr. Rassman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2005

Item 9A. Controls and Procedures, page 30

We also note your statements that "[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met" and "no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected." Please confirm to us supplementally, if true, that your disclosure controls and

procedures are *designed* to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please note this guidance and make appropriate disclosures in your subsequent periodic reports.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting comments to Ryan Rohn at (202) 551-3739, or in his absence, to Jeanne Baker at (202) 551-3691. Direct questions on other disclosure to Brigitte Lippmann at (202) 551-3713 or Lesli Sheppard at (202) 551-3708. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mark K. Kessler, Esq.
        Wolf, Block, Schorr and Solis-Cohen LLP
        1650 Arch Street, 22nd Floor
        Philadelphia, PA 19103-2097